Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel   :+91 40 4900 2900

Fax  :+91 40 4900 2999

Email: mail@drreddys.com www.drreddys.com

September 18, 2015

BSE Limited

National Stock Exchange of India Limited

Dear Sir/Madam,

Ref.: Scrip Code: 500124 (BSE), DRREDDY (NSE)

Sub.: Results of Postal Ballot pursuant to Clause 35A of the Listing Agreement - Voting results.

This is in reference to our letter dated August 18, 2015 wherein we have enclosed the postal ballot notice along with the explanatory statement. The Postal ballot was conducted for seeking approval of Members of the Company for adoption of new Articles of Association aligned to the provisions of Companies Act, 2013 and the Rules framed thereunder.

In accordance with Clause 35A of the Listing Agreement, we would like to inform you that the special resolution for adoption of new Articles of Association, has been approved by the Members of the Company with requisite majority. The approval is deemed to have been received on the last date for receipt of duly completed postal ballot forms and e-voting i.e September 17, 2015.

Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	43,451,462	43,451,462	100.00	43,451,462	0	100.00	0.00
Public – Institutional holders	112,523,182	74,454,260	66.17	74,434,130	20,130	99.97	0.03
Public-Others	14,583,278	281,937	1.93	280,578	1,359	99.52	0.48

Total	170,557,922	118,187,659	69.29	118,166,170	21,489	99.98	0.02

A copy of the Scrutinizer’s Report along with the results (through e-voting and postal ballot) of the postal ballot process are enclosed herewith.

With regards,

Sandeep Poddar

Company Secretary

Encl: a/a

CC:	New York Stock Exchange –For information- Stock code: RDY
National Securities Depositary Limited (NSDL)

September 18, 2015

The Chairman

Board of Directors

Dr. Reddy’s Laboratories Limited

8-2-337, Road No. 3

Banjara Hills, Hyderabad-500034

Telangana

Dear Sirs,

Sub: Postal ballot – Scrutinizer’s Report

Pursuant to the resolution passed by the Board of Directors of Dr. Reddy’s Laboratories Limited (Company) on July 30, 2015, I was appointed as “Scrutinizer” to receive, process and scrutinize the postal ballot process in a fair and transparent manner pursuant to Section 110 of the Companies Act, 2013 (Act) read with the Companies (Management and Administration) Rules, 2014 and in accordance with the Listing Agreement in respect of Special resolution for Adoption of new Articles of Association of the Company.

I HEREBY SUBMIT MY REPORT AS UNDER:

Date of Declaration of result	September 18, 2015
Total no. of shareholders on record date 7th August, 2015	72,516 (Seventy two thousand five hundred and sixteen)

SEBI Polling Reports:

Special resolution for Adoption of new Articles of Association of the Company

Promoter/Public	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	43,451,462	43,451,462	100.00	43,451,462	0	100.00	0.00
Public – Institutional holders	112,523,182	74,454,260	66.17	74,434,130	20,130	99.97	0.03
Public-Others	14,583,278	281,937	1.93	280,578	1,359	99.52	0.48

Total	170,557,922	118,187,659	69.29	118,166,170	21,489	99.98	0.02

R&A Associates

Office No. T 202, Technopolis, 1-10-74/B, Above Ratnadeep Super Market, Chikoti Gardens, Begumpet, Hyderabad - 500 016.

Ph: +91 4003 2244 - 47 Email: info@rna-cs.com web:www.rna-cs.com

Branches: Gurgaon & Chennai.

Report on Scrutiny:

1.	The Company has on August 18, 2015 completed the dispatch / sending of emails of Notice of Postal Ballot dated July 30, 2015, Postal Ballot Form along with postage prepaid business reply envelope to its members whose names appeared on the Register of Members / List of Beneficiaries as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on Friday, 7 August 2015 “cutoff date”.

2.	The E-voting commenced on Wednesday, 19 August 2015 (9.00 AM IST) and ended on Thursday, 17 September 2015 (6.00 PM IST) for physical ballot as well as e-voting.

3.	The e-voting facility was provided by National Securities Depository Limited (NSDL) and necessary technical support was provided by Bigshares Services Private Limited, Hyderabad, the Registrar and Share Transfer Agents of the Company, for processing Postal Ballot Forms.

4.	Particulars of the Postal Ballot Forms received including the votes casted through e-voting from / by the members have been entered in a Register separately maintained for the purpose.

5.	The Postal Ballot Forms were kept under my safe custody in sealed and tampered-proof ballot boxes before commencing the scrutiny of such Postal Ballot Forms.

6.	At 7.30 pm on September 17, 2015, I have downloaded the e-Voting Report from the National Securities Depository Limited (NSDL) website viz., www.evoting.nsdl.com.

7.	The Ballot Boxes were opened at 10am on September 18, 2015 in my presence.

8.	The Postal Ballot Forms were duly opened in my presence and scrutinized. The Ballot papers received were reconciled with the records maintained by the Company / RTA and the authorizations / Power of Attorney etc. The shareholding was also scrutinized for the purpose of eliminating duplicate voting, i.e. on e-voting as well as by physical voting.

9.	All ballot forms received / votes casted up to 6.00 pm on September 17, 2015 being the last date and time fixed by the Company for receipt of the forms / e-Voting were considered for scrutiny.

10.	No Envelops containing the Postal Ballot Forms are received after 6.00 pm on September 17, 2015.

11.	Envelopes containing the Postal Ballot Forms returned undelivered were not opened and they were kept separately.

12.	I did not find any defaced or mutilated ballot papers / forms.

R&A Associates

Office No. T 202, Technopolis, 1-10-74/B, Above Ratnadeep Super Market, Chikoti Gardens, Begumpet, Hyderabad - 500 016.

Ph: +91 4003 2244 - 47 Email: info@rna-cs.com web:www.rna-cs.com

Branches: Gurgaon & Chennai.

13.	Invalid ballots were marked and segregated.

14.	Summary of the Postal Ballot Forms/Electronic Votes received are as follows:

Special Resolution for Adoption of new Articles of Association of the Company

Assent/Dissent	Number of ballots received (Physical and e-voting)	Number of votes cast by Them	% of total number of valid votes cast	Remarks
(i) Voted in favour of the Resolution	1295	118,166,170	99.98	Passed with requisite Majority.
(ii) Voted against the resolution	18	21,489	0.02

Total	1313	—	100

(iii) lnvalid vote	28	7,144	—

Results:

As the number of votes casted in favor of the resolution i.e. 99.98% is more than 3(Three) times the number of votes casted against i.e. 0.02%, I report that, Special resolution Adoption of new Articles of Association of the Company under Section 110 of Companies Act, 2013 read with Companies (Management and Administration) Rules, 2014 as set out in the Notice of Postal Ballot has been passed by the shareholders of Dr. Reddy’s Laboratories Limited with requisite majority.

15.	The Postal Ballot Forms and other related papers / registers and records were handed over to the Company Secretary for the safe custody.

16.	You may accordingly declare the result of the Postal Ballot exercise.

Thanking you,
For R & A Associates

(G.Raghu Babu)
Place: Hyderabad	Partner
Date: September 18, 2015	FCS No.4448, CP No. 2820

R&A Associates

Office No. T 202, Technopolis, 1-10-74/B, Above Ratnadeep Super Market, Chikoti Gardens, Begumpet, Hyderabad - 500 016.

Ph: +91 4003 2244 - 47 Email: info@rna-cs.com web:www.rna-cs.com

Branches: Gurgaon & Chennai.